Exhibit 99.35
MATERIAL CHANGE REPORT
Regulation 51-102 Respecting Continuous Disclosure Obligations
Form 51-102F3
1.	NAME AND ADDRESS OF COMPANY:

THERATECHNOLOGIES INC. 2310 Alfred-Nobel Boulevard Montreal, Québec Canada H4S 2B4

2.	DATE OF MATERIAL CHANGE:

February 3, 2011

3.	NEWS RELEASE:

A news release describing this material change was issued on February 3, 2011 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

4.	SUMMARY OF MATERIAL CHANGE:

On February 3, 2011, Theratechnologies Inc. (the “Company”) announced the execution of a distribution and licensing agreement (the “Agreement”) with Ferrer Internacional S.A. (“Ferrer”) for the commercialization rights to tesamorelin in Europe, Russia, South Korea, Taiwan and certain central Asian countries for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.

5.	FULL DESCRIPTION OF MATERIAL CHANGE:

On February 3, 2011, the Company announced the execution of the Agreement with Ferrer for the commercialization rights to tesamorelin in Europe, Russia, South Korea, Taiwan and certain central Asian countries for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.

Under the terms of the Agreement, Ferrer will be responsible for conducting all regulatory and commercialization activities in connection with tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the territories subject to the Agreement. Theratechnologies will be responsible for the manufacture and supply of tesamorelin to Ferrer. Ferrer will purchase tesamorelin at a transfer price equal to the higher of a significant percentage of the net selling price and a predetermined floor price. Theratechnologies has the option to co-promote tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in the territories. Theratechnologies has kept all development rights to tesamorelin for other indications and will be responsible for conducting research and development for any additional programs. Ferrer has the option to enter into a codevelopment and commercialization agreement using tesamorelin relating to any such new indications. The terms and conditions of such a co-development and commercialization agreement will be negotiated based on any additional program chosen for development.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102:

Not applicable.

7.	OMITTED INFORMATION:

Not applicable.

8.	EXECUTIVE OFFICER:

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Company at (514) 336-4804, ext. 288.

9.	DATE OF REPORT:

February 10, 2011